UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)                              [  ]
Securities Act Rule 802 (Exchange Offer)                             [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)              [  ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)           [  ]
Exchange Act Rule 14e-2(d) (Subject Company Response)    [  ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]
VenFin Limited
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Republic of South Africa
(Jurisdiction of Subject Company’s Incorporation or Organization)
Remgro Limited
(Name of Person(s) Furnishing Form)
Ordinary shares
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Mariza Lubbe, Company Secretary, VenFin Limited, Carpe Diem Office Park, Quantum Street, Techno
Park, Stellenbosch, 7600. Telephone number: +27 (0) 21 888 3311
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
24 July 2009
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
(a)   The following documents are attached as exhibits to this Form CB:
1. Exhibit A: Circular to VenFin Shareholders
2. Exhibit 1: B share purchase agreement;
3. Exhibit 2: order of court convening the scheme meeting;
4. Exhibit 3: VenFin Limited financials;
5. Exhibit 4: Remgro Limited financials;
6. Exhibit 5: undertakings/irrevocables;
7. Exhibit 6: VenFin Limited’s memorandum and articles of association;
8. Exhibit 7: Remgro Limited’s memorandum and articles of association;
9. Exhibit 8: Fairness opinion by Ernst & Young;
10. Exhibit 9: SAR Scheme Rules.
Item 2. Informational Legends
The required legends have been included in a prominent portion of the offering document.
PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
N/A
PART III - CONSENT TO SERVICE OF PROCESS
Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “SEC”),
Remgro Limited is submitting to the SEC a written irrevocable consent and power of attorney on Form F-X.

PART IV - SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:    /s/ Wilhelm Emil Bührmann
Name: Wilhelm Emil Bührmann
Title: Director
Date: 27 July 2009